# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BriaCell Therapeutics Corp., CIK 0001610820
CUSIP: 107930208
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Suite 300 - 235 15th Street, West Vancouver, British Columbia Canada (A1), V7T 2X1
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001841619

## Reporting persons
- 3i, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 190,006; sole dispositive power 0; shared dispositive power 190,006; aggregate amount beneficially owned 190,006 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1 to statement on Schedule 13G (this ''Amendment No. 1''), such shares and percentage are based on 3,709,440 common shares, no par value, of the issuer (the ''Common Shares'') outstanding as of March 31, 2025, based on such number of shares disclosed in the issuer's Quarterly Report on Form 10-Q, filed by the issuer with the U.S. Securities and Exchange Commission (''SEC'') on March 12, 2025 (the ''Form 10-Q'') and such number of shares disclosed in the issuer's registration statement on Form S-1 (File No. 333-286670), filed by the issuer with the SEC on April 22, 2025 (the ''Registration Statement'' and together with the Form 10-Q, the ''SEC Filings''). Beneficial ownership consists of 91,695 Common Shares held directly by the reporting person and up to an aggregate of 98,311 Common Shares issuable in any combination upon the exercise of common share purchase warrants (the ''Warrants'') held directly by the reporting person, the exercise of each of which is subject to a 4.99% beneficial ownership limitation provision (''Blocker'').
- 3i Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 190,006; sole dispositive power 0; shared dispositive power 190,006; aggregate amount beneficially owned 190,006 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 3,709,440 Common Shares outstanding as of March 31, 2025, based on the disclosure in the SEC Filings. Beneficial ownership consists of 91,695 Common Shares held indirectly by the reporting person and up to an aggregate of 98,311 Common Shares issuable in any combination upon the exercise of the Warrants held indirectly by the reporting person, the exercise of each of which is subject to a Blocker.
- Maier Joshua Tarlow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 190,006; sole dispositive power 0; shared dispositive power 190,006; aggregate amount beneficially owned 190,006 (4.9% of the class)
  Comment: This constitutes an exit filing for the reporting person. As more fully described in Item 4 of this Amendment No. 1, such shares and percentage are based on 3,709,440 Common Shares outstanding as of March 31, 2025, based on the disclosure in the SEC Filings. Beneficial ownership consists of 91,695 Common Shares held indirectly by the reporting person and up to an aggregate of 98,311 Common Shares issuable in any combination upon the exercise of the Warrants held indirectly by the reporting person, the exercise of each of which is subject to a Blocker.

## Item 1. Issuer
Name of issuer: BriaCell Therapeutics Corp.
Address of issuer's principal executive offices: Suite 300 - 235 15th Street, West Vancouver, BC V7T 2X1

## Item 2. Person Filing
Name of person filing:
(i) 3i, LP, a Delaware limited partnership ("3i");

(ii) 3i Management LLC, a Delaware limited liability company ("3i Management''); and

(iii) Maier Joshua Tarlow ("Mr. Tarlow").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to the Statement on Schedule 13G filed by the Reporting Persons with the SEC on February 10, 2025 (the "Schedule 13G"), pursuant to which such Reporting Persons have agreed to file this Amendment No. 1 and all subsequent amendments to the Schedule 13G and this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 1 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Shares reported herein.
Address of principal business office or, if none, residence: 2 Wooster Street, 2nd Floor, New York, NY 10013.
Citizenship: 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The purpose of this Amendment No. 1 is to amend and supplement the Schedule 13G in order to update the beneficial ownership information on the cover pages and in Item 4 in the Schedule 13G, including to indicate that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding Common Shares, and to amend Item 5 of the Schedule 13G accordingly. This Amendment No. 1 constitutes an exit filing for each of the Reporting Persons.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Amendment No. 1 and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported are based on 3,709,440 Common Shares outstanding, as disclosed in the SEC Filings.

3i holds (i) 91,695 Common Shares, (ii) Warrants exercisable for up to 205,000 Common Shares, the exercise of each of which is subject to a Blocker. 3i may exercise the Warrants in any combination for up to an aggregate of 98,311 Common Shares as a result of the triggering of the Blockers in each of the Warrants, each of which prohibits 3i from exercising the Warrants for Common Shares if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Common Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, 3i holds 190,006 Common Shares (the "Shares"). 3i is the beneficial owner of the Shares and has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by 3i Management, the manager and general partner of 3i. Mr. Tarlow, as the manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by each of 3i and 3i Management. Mr. Tarlow does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i and 3i Management, and 3i Management may be deemed to beneficially own the Shares beneficially owned by 3i.
Percent of class: 4.9 %
Sole power to vote or to direct the vote:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to vote or to direct the vote:
(A) 3i: 190,006.00

(B) 3i Management: 190,006.00

(C) Mr. Tarlow: 190,006.00
Sole power to dispose or to direct the disposition:
(A) 3i: 0.00

(B) 3i Management: 0.00

(C) Mr. Tarlow: 0.00
Shared power to dispose or to direct the disposition:
(A) 3i: 190,006.00

(B) 3i Management: 190,006.00

(C) Mr. Tarlow: 190,006.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 to the Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- 3i, LP: /s/ 3i, LP, Maier Joshua Tarlow, Manager of 3i Management LLC, General Partner of 3i, LP (05/13/2025)
- 3i Management LLC: /s/ 3i Management LLC, Maier Joshua Tarlow, Manager (05/13/2025)
- Maier Joshua Tarlow: /s/ Maier Joshua Tarlow, Maier Joshua Tarlow (05/13/2025)
Comment: LIST OF EXHIBITS Exhibit No. 1 - Joint Filing Agreement, dated February 10, 2025 (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 10, 2025).